Exhibit 99.1

Intchains Group Limited Reports Second Quarter and First Half 2025 Financial Results

Reinforces its Leading ETH Treasury Position: Increased ETH holdings to 8,816 as of June 30, 2025, up 26% from March 31, 2025, and 55% from December 31, 2024

Updates on Its Long-Term Dollar-Cost Averaging ETH Treasury Strategy Designed to Boost Overall Yield Performance

Singapore – August 14, 2025 - Intchains Group Limited (Nasdaq: ICG) (“we,” or the “Company”), a company engaged in the provision of altcoin mining products, strategic acquisition and holding of Ethereum-based cryptocurrencies, and active development of innovative Web3 applications, today announced its unaudited financial results for the second quarter (“Q2 2025”) and six months (“H1 2025”) ended June 30, 2025.

Q2 2025 Financial Highlights

•	Revenue: Revenue for Q2 2025 was RMB43.2 million (US$6.0 million), compared to RMB123.0 million for the same period of 2024.

•	Income/(Loss) from Operations: Loss from operations was RMB16.2 million (US$2.3 million) for Q2 2025, compared to income from operations of RMB58.1 million for the same period of 2024.

•	Net Income: Net income for Q2 2025 was RMB38.3 million (US$5.3 million), compared to RMB50.4 million for the same period in 2024.

•

Non-GAAP Adjusted Net Income: Non-GAAP adjusted net income in Q2 2025 was RMB40.4 million (US$5.6 million), from income of RMB52.6 million for the same period in 2024. Non-GAAP adjusted net income excludes share-based compensation expenses. For further information, please refer to “Use of Non-GAAP Financial Measures” in this press release.

•

Cash position: As of June 30, 2025, the Company had cash and cash equivalents, deposits and government securities listed in short-term and long-term investments, in an aggregate amount of RMB512.6 million (US$71.6 million), compared to RMB564.6 million as of March 31, 2025.

H1 2025 Financial Highlights

•	Revenue: Revenue for H1 2025 was RMB175.6 million (US$24.5 million), reflecting an increase of 19.2% from RMB147.3 million for the same period of 2024.

•	Income from Operations: Income from operations was RMB20.8 million (US$2.9 million) for H1 2025, compared to income from operations of RMB23.5 million for the same period of 2024.

•	Net Income: Net income for H1 2025 was RMB4.3 million (US$0.6 million), compared to RMB35.6 million for the same period in 2024.

•	Non-GAAP Adjusted Net Income: Non-GAAP adjusted net income in H1 2025 was RMB8.4 million (US$1.2 million), compared to income of RMB39.3 million for the same period in 2024.

Recent Operational Highlights

•

ETH Accumulation: As of June 30, 2025, the fair value of our cryptocurrency assets other than stablecoins such as USDT and USDC was RMB157.7 million, primarily comprised of approximately 8,816 ETH-based cryptocurrencies, valued at RMB157.4 million (US$22.0 million).

•	The Company acquired 1,321 ETH and 1,793 ETH in Q1 2025 and Q2 2025, respectively.

•

According to recent publicly available information, including a report published by Standard Chartered in July 2025, the Company was identified as one of the top ETH treasury holders among public companies globally.

•

R&D Investments: Since the beginning of 2025, Intchains has invested approximately RMB41.6 million in the development of new mining machines series and the upgrade of existing models. Through these investments, the Company aims to quickly identify, assess, and launch altcoin mining machines in response to altcoin market developments, thereby driving revenue growth through a diversified and evolving portfolio of altcoin mining machines. New product launches include:

•

Aleo Mining Series: Following the launch of its first Aleo mining AE Box in February, the Company has launched six major models of its Aleo series of mining machines. These models have demonstrated strong competitiveness in the PoW sector, particularly in terms of daily profitability.

•

Goldshell Byte: In March, the Company officially introduced Goldshell Byte, its latest flagship product, an innovative dual-mining machine, compatible with Aleo and Doge models. With a standard dual-slot mining base and hot-swappable mining hash boards, Goldshell Byte is designed to help miners dynamically respond to market conditions, enabling them to simultaneously apply two different algorithms and easily switch mining cards. This strategic flexibility and home-friendly design encourages broader participation by retail users further supporting the growth of decentralized network adoption.

Mr. Qiang Ding, Chairman of the Board of Directors and Chief Executive Officer, commented, “Revenues for the first half of 2025 increased by 19.2% compared to the same period in 2024, driven by strong sales in the first quarter. As anticipated, our second quarter revenue reflected a lower volume of mining machine sales. It is important to understand that quarterly fluctuations are a normal dynamic in the hardware industry. Therefore, the softer demand and resulting impairment charges experienced during the quarter should be viewed within the broader context of the cyclical volatility inherent in the mining hardware market.

Despite these short-term dynamics, we remain confident in the long-term growth trajectory of our core business. We remain steadfast in our commitment to identifying, evaluating, and swiftly executing on opportunities in the development of altcoin mining machines. This strategic focus allows us to leverage our robust R&D capabilities to anticipate market trends and capitalize on emerging demand.

Furthermore, we have adopted a long-term dollar-cost averaging (DCA) strategy to gradually build strategic exposure to digital assets, with ETH being the cornerstone of this initiative due to its critical role in the blockchain ecosystem, particularly in decentralized finance (DeFi), staking, and smart contract infrastructure.

This approach reflects the Company’s forward-looking perspective on digital assets as a component of modern treasury management and its commitment to enhancing yield performance while preserving capital flexibility.

We believe our ability to adapt quickly and innovate across evolving blockchain ecosystems is key to our long-term success. We remain focused on executing our vision and delivering long-term value to our shareholders through technology leadership.”

Going Forward Strategy

Mr. Ding continued, “2025 has been a transitional year for Intchains. While we expect revenues for the second half of the year to be impacted by softer sales driven by altcoin price volatility, we have accelerated R&D investments to strengthen our leadership in the altcoin mining machine market and advance multiple new altcoin projects toward commercialization. At the same time, the expansion of our ETH reserves and launch of yield-generating initiatives with FalconX is expected to improve overall profitability.

These strategic moves are designed to translate into tangible growth in 2026. We expect new product launches to capture market share in the next altcoin cycle, enhanced ETH yields to support higher margins, and broader participation in emerging blockchain ecosystems to diversify our revenue base. The investments we are making now in innovation, technology, and key growth areas, position us strongly for a robust recovery and accelerated growth in 2026. We remain confident that these initiatives will unlock long-term value and reinforce our leadership in the evolving blockchain ecosystem.”

ETH TREASURY STRATEGY DESIGNED TO BOOST OVERALL YIELD PERFORMANCE

The Company’s ETH treasury strategy is centered on a disciplined dollar-cost averaging (DCA) approach, allocating capital at regular intervals to accumulate ETH over time. This method mitigates the impact of short-term volatility by removing the need to time the market, allowing the Company to steadily build a digital asset reserve poised for potential long-term appreciation.

As a result of this strategy, the Company’s ETH holdings increased to 8,816 ETH as of June 30, 2025, from 7,023 ETH as of March 31, 2025, representing a 25.5% increase quarter-over-quarter. This growth reinforces the Company’s position as one of the top ETH treasury holders among public companies globally.

Over time, the Company also intends to deploy a portion of its ETH holdings into yield-generating activities, including staking and liquidity provisioning, thereby enabling idle assets to generate incremental returns.

In line with its growing focus on digital asset treasury management, the Company has recently onboarded a dedicated ETH accumulation team and entered into a partnership with FalconX to optimize its ETH acquisition and enhance ETH yields. These initiatives are designed to generate interest income from the Company’s holdings, contributing to overall profitability.

The Company remains committed to responsible digital asset management and will continue to explore strategic opportunities that align with its long-term vision and create shareholder value.

CONFERENCE CALL INFORMATION

The Company will host a conference call to discuss these financial results at 8:00 PM U.S. Eastern Time on Thursday, August 14, 2025 (corresponding to 8:00 AM Beijing Time on Friday, August 15, 2025).

Participant Dial-in Numbers:

U.S. & International (Toll)	+1 646-307-1963

China	+86 10-8783-3249

Hong Kong (Toll-Free)	+852 800-960-994

Singapore	+65 3159-1234

Webcast:

A simultaneous audio webcast including accompanying slides may be accessed via the following link: https://edge.media-server.com/mmc/p/49a45nvc/, or via the investor relations section of the Company’s website https://ir.intchains.com. For those unable to listen to the live webcast, the replay will be available on the Company’s website shortly after the conclusion of the call.

Q2 2025 FINANCIAL RESULTS

Revenue

Revenue was RMB43.2 million (US$6.0 million) for Q2 2025, representing a decrease of 64.9% from RMB123.0 million for the same period in 2024. The decrease was primarily due to cyclical fluctuations in the market and softer demand for our products in this period.

Cost of Revenue

Cost of revenue was RMB32.9 million (US$4.6 million) for Q2 2025, representing a decrease of 19.6% from RMB40.9 million for the same period of 2024. Cost of revenue for Q1 2025 was impacted by impairment charges recorded against excess inventory of certain altcoin mining machines. Softer market demand led to lower selling prices for our altcoin mining products , resulted in lower gross margins for Q2 2025 compared to the same period in 2024.

Operating Expenses

Total operating expenses were RMB26.4 million (US$3.7 million) for Q2 2025, representing an increase of 10.2% from RMB24.0 million for the same period of 2024. The increase was primarily due to higher research and development expenses.

•

Research and development expenses increased by 15.0% to RMB15.2 million (US$2.1 million) for Q2 2025 from RMB13.2 million for the same period of 2024. The increase was primarily due to increased IP expenses related to new projects.

•	Sales and marketing expenses remained relatively steady at RMB2.0 million (US$0.3 million) and RMB1.9 million, respectively, for the second quarter of 2025 and 2024.

•	General and administrative expenses remained relatively steady at RMB9.2 million (US$1.3 million) and RMB8.9 million, respectively, for the second quarter of 2025 and 2024.

Income/(Loss) from operations

Loss from operations was RMB16.2 million (US$2.3 million) for Q2 2025, compared to income from operations of RMB58.1 million for the same period of 2024. The change from income to loss from operations was primarily attributable to the decrease in revenue and gross profit.

Interest Income

Interest income decreased by 25.7% to RMB3.1 million (US$0.4 million) for Q2 2025 from RMB4.1 million for the same period of 2024, mainly due to cash used to acquire ETH-based cryptocurrencies.

Change in fair value of cryptocurrencies

Change in fair value of cryptocurrencies resulted in income of RMB42.8 million (US$6.0 million) for Q2 2025, compared to a loss of RMB0.3 million for the same period in 2024. The gain was primarily a result of increased holding of ETH-based cryptocurrency units by 1,793 units since March 31, 2025, as well as ETH price increased by around 34% during Q2 2025.

Other Income, Net

Other income, net was RMB0.2 million (US$0.02 million) for Q2 2025, compared to RMB0.1 million, for the same period of 2024.

Net Income

As a result of the foregoing, our net income decreased by 24% to RMB38.3 million (US$5.3 million) for Q2 2025 from RMB50.4 million for the same period of 2024.

Non-GAAP Adjusted Net Income

Non-GAAP adjusted net income was RMB40.4 million (US$5.6 million) for Q2 2025 as compared to RMB52.6 million for the same period of 2024.

Basic and Diluted Net Income Per Ordinary Share

Basic and diluted net income per ordinary share both were RMB0.32 (US$0.04) for Q2 2025 as compared to RMB0.42 for the same period of 2024.

Non-GAAP Basic and Diluted Net Income Per Ordinary Share

Non-GAAP adjusted basic and diluted net income per ordinary share was RMB0.33 (US$0.05) for Q2 2025 as compared to RMB0.44 for the same period of 2024. Each ADS represents two of the Company’s Class A ordinary shares.

H1 2025 FINANCIAL RESULTS

Revenue

Revenue was RMB175.6 million (US$24.5 million) for H1 2025, representing an increase of 19.2% from RMB147.3 million for the same period in 2024. The increase was primarily attributable to higher sales of our altcoin mining products, led by the introduction of our Aleo series machines. As a result, our sales volume of altcoin mining products measured by the number of embedded ASIC chips rose to 1,365,838 units in H1 2025, compared to 768,254 units for the same period last year.

Cost of Revenue

Cost of revenue was RMB90.0 million (US$12.6 million) for H1 2025, representing an increase of 60.1% from RMB56.2 million for the same period of 2024. Softer market demand in Q2 2025 for Aleo series machines, compared to the altcoin mining products we launched in the previous year, resulted in lower selling prices for Aleo series machines, and affected overall gross margin for H1 2025. Furthermore, the cost of revenue for H1 2025 was impacted by impairment charges recorded against excess inventory of certain altcoin mining machines.

Operating Expenses

Total operating expenses were RMB64.9 million (US$9.1 million) for H1 2025, representing a decrease of 4.0% from RMB67.6 million for the same period of 2024. The decrease was primarily due to decreased research and development expenses, partially offset by increased general and administrative expenses and sales and marketing expenses.

•

Research and development expenses decreased by 16.5% to RMB41.6 million (US$5.8 million) for H1 2025 from RMB49.8 million for the same period of 2024. The decrease was primarily due to lower expenses related to preliminary research costs conducted for new projects.

•

Sales and marketing expenses increased by 21.4% to RMB4.3 million (US$0.6 million) for the H1 2025 from RMB3.5 million for the same period of 2024, mainly driven by increased promotion expenses and personnel-related expenses.

•

General and administrative expenses increased by 33.3% to RMB19.0 million (US$2.7 million) for the H1 2025 from RMB14.3 million for the same period of 2024, mainly driven by personnel-related expenses, professional fees and depreciation expenses.

Income from operations

Income from operations was RMB20.8 million (US$2.9 million) for H1 2025, a decrease of 11.7% from income from operations of RMB23.5 million for the same period of 2024, primarily due to decreased gross profit during the period.

Interest Income

Interest income decreased by 24.8% to RMB6.2 million (US$0.9 million) for H1 2025 from RMB8.3 million for the same period of 2024, mainly due to cash used to acquire ETH-based cryptocurrencies.

Change in fair value of cryptocurrencies

The change in fair value of cryptocurrencies was a loss of RMB28.0 million (US$3.9 million) for H1 2025, compared to a gain of RMB5.2 million for the same period in 2024. The loss was primarily the result of an approximately 28% decrease in the price of ETH during the period, in conjunction with an increase in our holdings of ETH-based cryptocurrencies by 3,114 units since the end of 2024.

Other Income, Net

Other income, net, was RMB0.4 million (US$0.05 million) for H1 2025, compared to RMB0.3 million, for the same period of 2024.

Net Income

As a result, our net income was RMB4.3 million (US$0.6 million) for H1 2025, compared to RMB35.6 million for the same period of 2024.

Non-GAAP Adjusted Net Income

Non-GAAP adjusted net income was RMB8.4 million (US$1.2 million) for H1 2025 from RMB39.3 million for the same period of 2024.

Basic and Diluted Net Income Per Ordinary Share

Basic and diluted net income per ordinary share were both RMB0.04 (US$0.006) for H1 2025 as compared to RMB0.3 for the same period of 2024.

Non-GAAP Basic and Diluted Net Income Per Ordinary Share

Non-GAAP adjusted basic and diluted net income per ordinary share was RMB0.07 (US$0.01) for H1 2025 as compared to RMB0.33 for the same period of 2024. Each ADS represents two of the Company’s Class A ordinary shares.

About Intchains Group Limited

Intchains Group Limited engages in the provision of altcoin mining products, strategic acquisition and holding of Ethereum-based cryptocurrencies, and active development of innovative Web3 applications. For more information, please visit the Company’s website at: https://intchains.com/.

Exchange Rate Information

The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00=RMB7.1636 on the last trading day of Q2 2025 (June 30, 2025). No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about: (i) our goals and strategies; (ii) our future business development, formed condition and results of operations; (iii) expected changes in our revenue, costs or expenditures; (iv) growth of and competition trends in our industry; (v) our expectations regarding demand for, and market acceptance of, our products; (vi) general economic and business conditions in the markets in which we operate; (vii) relevant government policies and regulations relating to our business and industry; (viii) fluctuations in the market price of ETH-based cryptocurrencies; gains or losses from the sale of ETH-based cryptocurrencies; changes in accounting treatment for the Company’s ETH-based cryptocurrencies holdings; a decrease in liquidity in the markets in which ETH-based cryptocurrencies are traded; security breaches, cyberattacks, unauthorized access, loss of private keys, fraud, or other events leading to the loss of the Company’s ETH-based cryptocurrencies; impacts to the price and rate of adoption of ETH-based cryptocurrencies associated with financial difficulties and bankruptcies of various participants in the industry; and (viii) assumptions underlying or related to any of the foregoing. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Use of Non-GAAP Financial Measures

In evaluating Company’s business, the Company uses non-GAAP measures, such as adjusted income (loss) from operations and adjusted net income (loss), as supplemental measures to review and assess its operating performance. The Company defines adjusted income (loss) from operations as income (loss) from operations excluding share-based compensation expenses, and adjusted net income (loss) as net income (loss) excluding share-based compensation expenses. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools and investors should not consider them in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. One of the key limitations of using adjusted net income is that it does not reflect all of the items of income and expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in Company’s business and are not reflected in the presentation of adjusted net income. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For investor and media inquiries, please contact:

Intchains Group Limited

Investor relations

Email: ir@intchains.com

The Equity Group

Lena Cati, Senior Vice President

212-836-9611 / lcati@theequitygroup.com

Alice Zhang, Associate

212-836-9610 / azhang@theequitygroup.com

INTCHAINS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data, or as otherwise noted)

	As of December 31,	As of June 30
	2024	2025
	RMB	RMB	US$
ASSETS
Current Assets:
Cash and cash equivalents	322,252	276,280	38,567
USDC	1,690	283	39
Cryptocurrency, current	30,079	7,508	1,048
Inventories, net	98,614	131,824	18,402
Prepayments and other current assets, net	69,703	45,767	6,388
Short-term investments	198,562	215,449	30,075

Total current assets	720,900	677,111	94,519

Non-current Assets:
Cryptocurrencies, non-current	148,790	157,732	22,019
Long-term investments	20,569	22,034	3,076
Property, equipment, and software, net	157,065	154,929	21,627
Intangible assets, net	3,552	3,291	459
Right-of-use assets	272	—	—
Deferred tax assets	28,942	34,801	4,858
Other non-current assets	9,419	9,713	1,356

Total non-current assets	368,609	382,500	53,395

Total assets	1,089,509	1,059,611	147,914

LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	14,847	4,304	601
Contract liabilities	37,447	15,800	2,204
Income tax payable	2,023	410	57
Lease liabilities	272	—	—
Provision for warranty	161	94	13
Accrued liabilities and other current liabilities	21,692	12,314	1,719

Total current liabilities	76,442	32,922	4,594

Total liabilities	76,442	32,922	4,594

Shareholders’ Equity:
Ordinary shares (US$0.000001 par value; 50,000,000,000 shares authorized, 120,081,456 and 121,234,348 shares issued, 120,020,962 and 121,173,854 shares outstanding as of December 31, 2024 and June 30, 2025, respectively)	1	1	—
Subscriptions receivable from shareholders	(1)	(1)	—
Additional paid-in capital	195,236	205,460	28,681
Statutory reserves	51,762	51,945	7,251
Accumulated other comprehensive income	3,777	2,920	408
Retained earnings	762,292	766,364	106,980

Total shareholders’ equity	1,013,067	1,026,689	143,320

Total liabilities and shareholders’ equity	1,089,509	1,059,611	147,914

INTCHAINS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME

(All amounts in thousands, except share and per share data, or as otherwise noted)

	For the Three Months ended June 30,
	2024	2025
	RMB	RMB	US$
Products revenue	123,014	43,197	6,030
Cost of revenue	(40,930)	(32,907)	(4,594)

Gross profit	82,084	10,290	1,436
Operating expenses:
Research and development expenses	(13,247)	(15,238)	(2,127)
Sales and marketing expenses	(1,892)	(2,030)	(283)
General and administrative expenses	(8,857)	(9,179)	(1,281)

Total operating expenses	(23,996)	(26,447)	(3,691)

Income/(Loss) from operations	58,088	(16,157)	(2,255)
Interest income	4,145	3,080	430
Foreign exchange income/(loss), net	673	(363)	(51)
Change in fair value of cryptocurrencies	(259)	42,848	5,981
Other income, net	125	175	24

Income before income tax expenses	62,772	29,583	4,129
Income tax (expense)/benefit	(12,417)	8,669	1,210

Net income	50,355	38,252	5,339

Foreign currency translation adjustment, net of nil tax	(329)	(539)	(75)

Total comprehensive income	50,026	37,713	5,264

Weighted average number of shares used in per share calculation
— Basic	119,915,507	120,902,432	120,902,432
— Diluted	120,014,635	121,003,272	121,003,272
Net income per share
— Basic	0.42	0.32	0.04
— Diluted	0.42	0.32	0.04

INTCHAINS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except share and per share data, or as otherwise noted)

	For the Six Months ended June 30,
	2024	2025
	RMB	RMB	US$
Products revenue	147,285	175,588	24,511
Cost of revenue	(56,192)	(89,952)	(12,557)

Gross profit	91,093	85,636	11,954
Operating expenses:
Research and development expenses	(49,787)	(41,592)	(5,806)
Sales and marketing expenses	(3,515)	(4,267)	(596)
General and administrative expenses	(14,267)	(19,017)	(2,655)

Total operating expenses	(67,569)	(64,876)	(9,057)

Income from operations	23,524	20,760	2,897
Interest income	8,295	6,234	870
Foreign exchange income/(loss), net	419	(542)	(76)
Change in fair value of cryptocurrencies	5,183	(27,966)	(3,904)
Other income, net	264	368	52

Income/(Loss) before income tax expenses	37,685	(1,146)	(161)
Income tax (expense)/benefit	(2,125)	5,401	754

Net income	35,560	4,255	593

Foreign currency translation adjustment, net of nil tax	(221)	(857)	(120)

Total comprehensive income	35,339	3,398	473

Weighted average number of shares used in per share calculation
— Basic	119,901,776	120,480,088	120,480,088
— Diluted	120,027,826	120,555,532	120,555,532
Net income per share
— Basic	0.30	0.04	0.00
— Diluted	0.30	0.04	0.00

INTCHAINS GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except per share data)

	For the Three Months ended June 30,
	2024	2025
	RMB	RMB	US$
Income/(Loss) from operations	58,088	(16,157)	(2,255)
Add:
Share-based compensation expense	2,282	2,161	302
Non-GAAP adjusted operating income/(loss)	60,370	(13,996)	(1,953)
Net income	50,355	38,252	5,339
Add:
Share-based compensation expense	2,282	2,161	302
Non-GAAP adjusted net income	52,637	40,413	5,641

Non-GAAP adjusted net income per share
— Basic	0.44	0.33	0.05
— Diluted	0.44	0.33	0.05

INTCHAINS GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except per share data)

	For the Six Months ended June 30,
	2024	2025
	RMB	RMB	US$
Income from operations	23,524	20,760	2,897
Add:
Share-based compensation expense	3,734	4,183	584
Non-GAAP adjusted operating income	27,258	24,943	3,481
Net income	35,560	4,255	593
Add:
Share-based compensation expense	3,734	4,183	584
Non-GAAP adjusted net income	39,294	8,438	1,177

Non-GAAP adjusted net income per share
— Basic	0.33	0.07	0.01
— Diluted	0.33	0.07	0.01

INTCHAINS GROUP LIMITED

UNAUDITED CRYPTOCURRENCY-ADDITIONAL INFORMATION

As of Quarter Ended	Cryptocurrency	Approximate Number of Cryptocurrency Held at End of Quarter		Original Cost Basis	Approximate Average Cost Price Per Unit of Cryptocurrency		Lowest Market Price Per Unit of Cryptocurrency During Quarter (a)		Market Value of Cryptocurrency Held at End of Quarter Using Lowest Market Price (b)	Highest Market Price Per Unit of Cryptocurrency During Quarter (c)		Market Value of Cryptocurrency Held at End of Quarter Using Highest Market Price (d)	Market Price Per Unit of Cryptocurrency at End of Quarter (e)		Market Value of Cryptocurrency Held at End of Quarter Using Ending Market Price (f)
		Unit		USD	USD		USD		USD	USD		USD	USD		USD
June 30, 2025	ETH	8,140		21,186,437	2,603		1,385		11,273,900	2,879		23,435,060	2,475		20,146,500
	ETH-Coinbase Staked	676		1,954,713	2,892		1,521		1,028,196	3,172		2,144,272	2,725		1,842,100
	Bitcoin	0.25		22,228	88,912		74,421		18,605	112,000		28,000	107,607		26,902
	USDT&USDC	1,088,040		1,091,633	1		1		1,098,861	1		1,077,659	1		1,088,312
	Others	Multiple	*	64,321	Multiple	*	Multiple	*	13,524	Multiple	*	24,183	Multiple	*	16,606

	Total			24,319,332					13,433,086			26,709,174			23,120,420

March 31, 2025	ETH	6,347		18,031,664	2,841		1,754		11,132,638	3,746		23,775,862	1,842		11,691,174
	ETH-Coinbase Staked	676		1,954,713	2,892		1,914		1,293,864	4,065		2,747,940	2,017		1,363,492
	Bitcoin	12.66		946,882	74,793		76,555		969,186	109,358		1,384,472	83,416		1,056,047
	USDT&USDC	2,108,065		2,111,681	1		1		2,091,378	1		2,124,947	1		2,107,951
	Others	Multiple	*	84,283	Multiple	*	Multiple	*	33,817	Multiple	*	94,121	Multiple	*	37,553

	Total			23,129,223					15,520,883			30,127,342			16,256,217

December 31, 2024	ETH	5,075		15,102,524	2,976		2,309		11,718,175	4,109		20,853,175	3,414		17,326,050
	ETH-Coinbase Staked	627		1,800,713	2,872		2,487		1,559,349	4,450		2,790,150	3,701		2,320,527
	Bitcoin	10.29		720,567	70,026		58,864		605,711	108,389		1,115,323	95,285		980,483
	USDT&USDC	4,425,484		4,428,159	1		1		4,384,335	1		4,469,357	1		4,419,574
	Others	Multiple	*	78,298	Multiple	*	Multiple	*	30,694	Multiple	*	101,589	Multiple	*	69,389

	Total			22,130,261					18,298,264			29,329,594			25,116,023

September 30, 2024	ETH	3,522		10,115,116	2,872		2,116		7,452,552	3,563		12,548,886	2,596		9,143,112
	ETH-Coinbase Staked	627		1,800,713	2,872		2,290		1,435,830	3,926		2,461,602	2,807		1,759,989
	Bitcoin	8.47		549,364	64,860		49,050		415,454	70,000		592,900	63,552		538,285
	USDT&USDC	9,847,687		9,849,266	1		1		9,814,682	1		9,857,395	1		9,845,929
	Others	Multiple	*	105,405	Multiple	*	Multiple	*	36,415	Multiple	*	72,441	Multiple	*	53,661

	Total			22,419,864					19,154,933			25,533,224			21,340,976

June 30, 2024	ETH	1,937		6,179,744	3,190		2,814		5,450,718	3,974		7,697,638	3,394		6,574,178
	ETH-Coinbase Staked	480		1,301,108	2,711		2,954		1,417,920	4,243		2,036,640	3,645		1,749,600
	Bitcoin	3.95		265,883	67,312		56,500		223,175	72,777		287,469	61,613		243,371
	USDT&USDC	10,422,648		10,423,276	1		1		10,386,315	1		10,458,980	1		10,404,063
	Others	Multiple	*	107,484	Multiple	*	Multiple	*	54,226	Multiple	*	122,435	Multiple	*	64,202

	Total			18,277,495					17,532,354			20,603,162			19,035,414

March 31,2024	ETH	346		999,180	2,888		2,100		726,600	4,094		1,416,524	3,618		1,251,828
	ETH-Coinbase Staked	479		1,297,687	2,709		2,236		1,071,044	4,341		2,079,339	3,842		1,840,318
	Bitcoin	0.67		44,995	67,157		38,501		25,796	73,836		49,470	70,407		47,173
	USDT&USDC	99,583		99,583	1		1		99,583	1		99,583	1		99,583
	Others	Multiple	*	81,571	Multiple	*	Multiple	*	67,814	Multiple	*	124,481	Multiple	*	91,346

	Total			2,523,016					1,990,837			3,769,397			3,330,248

*

The ‘Others’ category encompasses various cryptocurrencies that are not reported individually due to their lower significance. This category is labeled as ‘Multiple’ to indicate the presence of diverse prices associated with different type of cryptocurrency. Due to their immaterial nature, detailed price listings are not provided.

(a)

The “Lowest Market Price Per Unit of Cryptocurrency During Quarter” represents the lowest market price for a single unit of cryptocurrency reported on the Coinbase exchange during the respective quarter, without regard to when we obtained any of the cryptocurrency.

(b)

The “Market Value of Cryptocurrency Held at End of Quarter Using Lowest Market Price” represents a mathematical calculation consisting of the lowest market price for a single unit of cryptocurrency reported on the Coinbase exchange during the respective quarter multiplied by the number of cryptocurrency we held at the end of the applicable period.

(c)

The “Highest Market Price Per Unit of Cryptocurrency During Quarter” represents the highest market price for a single unit of cryptocurrency reported on the Coinbase exchange during the respective quarter, without regard to when we obtained any of the cryptocurrency.

(d)

The “Market Value of Cryptocurrency Held at End of Quarter Using Highest Market Price” represents a mathematical calculation consisting of the highest market price for a single unit of cryptocurrency reported on the Coinbase exchange during the respective quarter multiplied by the number of cryptocurrency we held at the end of the applicable period.

(e)

The “Market Price Per Unit of Cryptocurrency at End of Quarter” represents the market price of a single unit of cryptocurrency on the Coinbase exchange at midnight UTC+8 time on the last day of the respective quarter, which aligns with the our revenue recognition cut-off.

(f)

The “Market Value of Cryptocurrency Held at End of Quarter Using Ending Market Price” represents a mathematical calculation consisting of the market price of a single unit of cryptocurrency on the Coinbase exchange at midnight UTC+8 time on the last day of the respective quarter multiplied by the number of cryptocurrency we held at the end of the applicable period.